RSP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

SEC #8-69046

Filed pursuant to Rule 17a-5e(3) as a PUBLIC DOCUMENT

RSP INVESTMENTS, LLC

CONTENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
RSP Investments, LLC
Washington, District of Columbia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RSP Investments, LLC (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Keiter

We have served as the Company's auditor since 2015.

Glen Allen, Virginia
February 3, 2021

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com   1

RSP INVESTMENTS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS

Cash and cash equivalents	$	59,329
Prepaid expenses		21,271
Total Assets	$	80,600

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accounts payable and accrued expenses	$	22,660
Member's equity		57,940
Total Liabilities and Member's equity	$	80,600

See accompanying notes to financial statements.

RSP INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENT

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1. Nature of business and summary of significant accounting policies

Nature of Business

RSP Investments, LLC (the "Company") is a limited liability company organized under the laws of the District of Columbia on October 7, 2011. The Company is a wholly-owned subsidiary of RSP Holdings, LLC (the "Parent"). The Company's operations consist primarily to provide private placement services, hedge fund marketing and capital introduction services.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), as the Company received membership approval on May 7, 2013.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

New Accounting Guidance

In June 2016, the FASB issued Accounting Standards Update ("ASU") 2016-13—Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment losses with an expected loss model for trade and other receivables. The Company adopted the standard during 2020, under the modified retrospective approach to the earliest period presented. The Adoption of ASU 2016-13 did not have a material effect on the Company's financial statements.

Cash Equivalents

The Company considers its investments in short-term money market accounts to be cash equivalents.

Fees Receivable

Advisory fees earned and uncollected at the balance sheet date are considered to be receivable. The Company considers a receivable past due in accordance with each client's arrangement with the Company. The Company considers an allowance for credit losses based on factors surrounding the credit risk of clients, past events, current conditions, reasonable and supportable forecasts concerning the future and other information.

At January 1, 2020, and December 31, 2020, no allowance was considered necessary.

RSP INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENT, continued

Paycheck Protection Program (PPP) Loan

In response to the economic instability caused by COVID-19, the Coronavirus Aid, Relief, and Economic Security Act ("CARES Act") was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan ("PPP Loan") to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for certain qualifying costs as defined in the CARES Act.

In April 2020, the Company was funded a PPP Loan in the amount of $23,545, with an interest rate of 1%. The Company applied for and was approved for loan forgiveness as of November 30, 2020, as all loan proceeds were used for qualifying costs. The forgiveness of the full loan is recognized as other income on the accompanying statement of operations.

Income Taxes

The Company is a single member LLC. As such, the Company is a disregarded entity for tax purposes and is not subject to federal or state income taxes on its income. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2020, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company is not currently under audit by any tax jurisdiction.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

2. Net capital requirement

The Company, as a member of FINRA, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company's net capital was $36,669 which was $31,669 in excess of its minimum requirement of $5,000. The Company's net capital ratio was .62 to 1.

3. Concentrations of credit risk

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

RSP INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENT, continued

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4. Exemption from Rule 15c3-3

The Company will not claim an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to SEC Release 34-70073. The Company does not and will not (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to clients, (2) does not and will not carry accounts of or for clients and (3) does not and will not carry PAB accounts. The Company's business activities are limited to private placement of securities, selling interests in unregistered private investment funds, investment banking advisory services, and hedge fund marketing and capital raising introduction services.

5. Subsequent Events

Management has evaluated subsequent events through February 3, 2021, the date the financial statements were issued, and has determined that there are no subsequent events to be reported in the accompanying financial statements.

6. Commitments

In January 2021, the Company extended the lease agreement for office space through December 2021. The minimum future rental payments under this lease are $12,750 for 2021. The company has no expectations as to whether the lease may extend beyond 2021.